qinta

First Seed Round

Vin Noche, CEO
vin@qinta.io


Welcome to Qinta
Self-driving wallet for the global citizen
Balance
$ 5,500
Earnings
$ 500
APY
10%
Completed Goals
5
Open Goals
1
Transfer
Create New Goal
Next Family Trip
60%
Emergency Fund
90%
College Tuition
90%
Daily Earnings
Monthly Balance

Why Qinta?

Our Mission

Qinta aims to help people achieve their financial goals in a post-pandemic world by providing **simple**, **affordable**, and **accessible** financial solutions.

Qinta is solving a big problem


50%

The recent pandemic devastated the world. In the US alone, a third of households experienced a reduction in income while nearly 50% of Americans do not have savings to sustain them beyond 4 months.

The world is now in a tougher economic climate. Interest rates are at an all-time low and higher inflation is upon us. Moreover, existing financial solutions are insufficient to help people achieve their financial goals in our time.

We need a solution for our time


$
Balance
Earnings
$ 510
College Tuition
60%
%
Emergency Fund
80%
%

Existing solutions such as low-interest savings accounts and fee-laden financial services are not apt for the post-pandemic world.

Rock-bottom interest rates

With traditional savings accounts, you earn close to nothing (0.04% national average) on your hard-earned money.

Fees are eating up your money

Fees more than offset any return you get from traditional savings accounts.

Introducing Qinta

We bring you Qinta, the wallet for our time. We aim to deliver solutions that will make a difference in the lives of everyday Americans.



Welcome to Qinta
Self-driving wallet for the global citizen
Balance
$ 5,500
Earnings
$ 500
APY
10%
Completed Goals
5
Open Goals
1
Transfer
Create New Goal

Qinta will provide you access to market-leading returns on your savings compared to what's traditionally available.

Our Products

High-Yield Savings

With Qinta high-yield savings, you can earn up to 10% interest on your funds.

Smart Goal Planner

We provide tools that can help you reach your financial goals faster. You can also track your progress as you earn high-yield on your hard-earned money.

Surprise Lovable Features (v2 of product release)

You will have at your fingertips innovative wealth-building solutions dedicated to helping you live the life that you want.

Early Traction

We ran a 1-month organic campaign to reach out to potential customers and over 2,000 individuals signed up for early access to Qinta.

2,000+

sign ups



We're an alien fish in a sea of sameness

Qinta high-yield savings help you earn up to 10% interest on your funds. Please find our market positioning below.


High Yield
Low Yield
High Fees
Low Fees
Up to 10%
qinta
0.01-0.05%
Bank of America
0.01%
WellsFargo
0.5%
Chime
0.5%
Marcus
0.35%
Wealthfront

Note: Data as of April 2021

We leverage Blockchain technology

We utilize the latest in blockchain technology to unlock financial benefits needed to help people recover from the financial setbacks caused by the pandemic.

Easy and Convenient

Our solutions are designed to make it simple for Qinta users to build their wealth with just a few clicks.

Proprietary Risk Model

Our team developed a proprietary risk-return model that maximizes the likelihood of sustainable high returns for Qinta users.



We've built a world-class team



Vin Noche
CEO & Co-Founder

A trained Certified Public Accountant with a Master of Finance from Cambridge University

As a seasoned Management Consultant, he led Corporate Finance and Operations Strategy engagements with: U.S. and Asia-Pacific multinational banks, airlines, power plants, real estate construction companies, manufacturing company, and an online fashion retailer.

As a former BrandLab Insights Manager @ Google, Melvin helped grow the users / customers of major brands in the Finance, Tech, Telco, CPG, Entertainment and Travel industries in the U.S. and Asia-Pacific.



Ivy Andreenkova
CTO & Co-Founder

A seasoned Product Manager and Software Engineer with an MBA from BYU Marriott School of Business. Former Product Manager for a Decacorn in Southeast Asia.

As a Software Engineer, Ivy developed fintech solutions for multinational banking institutions based in the US and Japan. As a Product Manager, she helped grow revenue and users for market-leading tech companies in Southeast Asia.

Her expertise includes Product Strategy, Growth Hacking, Market Research, and Customer Success with demonstrated history of building world-class B2B and B2C digital solutions.



Damien Allonsius, PhD
Consultant

An experienced Data Scientist at Qwant specializing in Software Engineering & Machine Learning. He has a Master of Mathematics from Cambridge University and a Phd from Université Paris - Saclay.



Gilmore Wellio, PhD
Consultant

A specialist in hypothesis testing gained from his years in Academia and his research work at Procter & Gamble. He has a Master's in Chemical Engineering from Cambridge University and a Phd from the University of Birmingham.


qinta
Self-driving wallet for the global citizen
Earn up to 10% on your savings. No hidden fees.
Get Started

How do we make money

Qinta profits from its share of deposit's earnings.


qinta
% of earnings
Earnings
User Deposits
(user funds are privately insured)
Qinta Users
Marketplace Lending in the Distributed Ledger Space

Target Users

This graph is based on the shape of user growth of existing digital banks.

This rate of growth is achievable through a combination of both paid and organic marketing strategies.



250K
120K
50K
20K
2K
2021
2022
2023
2024
2025

Timeline

Q4 2021 — First Seed Round

Q1 2022 — Complete Tech Team

Q2 2022 — Beta Testing

Small group access

Q2 - Q3 2022 — Public Launch v1.0

Non-custodial high-yield savings

Launch ambassador program

Foundational Systems

Admin

System Health

Metrics

Q4 2022 — Learn From Users

Enhance v1.0

Smart Goal Planner

Grow ambassador program

Q1 2023 — Public Launch v2.0

Surprise Lovable Features



Welcome to Qinta
Self-driving wallet for the global citizen
Balance
$ 5,500
Earnings
$ 500
APY
10%
Completed Goals
5
Open Goals
1
TRANSFER
NEW GOAL
Next Family Trip
60%
Emergency Fund
90%
College Tuition
90%
Earn While Saving
Track Progress

Join Qinta.
Change the world.


Welcome to Qinta
Self-driving wallet for the global citizen
Balance
$ 5,500
Earnings
$ 500
APY
10%
Completed Goals
5
Open Goals
1
Transfer
Create New Goal
Next Family Trip
60%
Emergency Fund
90%
College Tuition
90%
Daily Earnings
Monthly Balance

Thank You